Mail Stop 7010

									December 8, 2005

Rolf Engh, General Counsel
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415


Re:	The Valspar Corporation
	Form S-4
	Amended November 16, 2005
	File No. 333-128753

Dear Mr. Engh:

      We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment 8 of our October 28, 2005 letter;
however, please disclose this response in the prospectus.

Selected Consolidated Financial Data, page 14

2. We note your response to prior comment 20. To the extent you choose to continue to highlight the impact of certain charges in future earnings releases or Financial Data, please confirm to us that you will also highlight subsequent reversals and changes in estimates related to those charges. We do not believe that disclosing them in
MD&A is sufficient.

Form 10-K for the fiscal year ended October 29, 2004
MD&A, Operations

3. Based on your response to prior comment 24, we assume you concluded that an additional material loss related to these contingencies is not reasonably possible. Please confirm your conclusion on a supplemental basis and clarify it in future filings.
Alternatively, if you believe that an additional material loss is reasonably possible, please provide all the disclosures required by
SFAS 5 and SAB 5:Y.

4. Please ensure that, in future filings, MD&A includes a quantified and comprehensive discussion of the impact of price increases and raw material cost increases on gross profits as well as a discussion of future expectations regarding trends in sales prices and raw material costs as required by Item 303 of Regulation S-K.

5. The EBIT results for your "other" segment have had a significant impact on your consolidated results of operations. We believe that the underlying reasons for these results are not adequately discussed in MD&A, either on an overall or financial statement line basis.
Please revise as appropriate.

6. In regard to your response to prior comment 27, please provide us the following additional information:
* Help us understand the specific facts and circumstances that occurred in 2003 that resulted in the increase in expected claim expenses;
* The amount you accrued above that recommended in the actuarial report;
* Help us understand the specific facts and circumstances that occurred in 2004 that resulted in claim expenses being substantially less than your initial estimate;
* Provide us additional information regarding the specific nature of the unamortized acquisition costs;
* Help us understand how paragraph 5 of FTB 90-1 supports your classification of the charge you recorded between cost of sales and selling and administrative expenses;
* The impact of these plans on your results of operations during each period presented and
* Help us understand how you determined your maximum exposure to these plans.

7. We reviewed your response to prior comment 27. Please disclose, under critical accounting policies, the specific factors that lead to the charge for furniture claims, the significant assumptions underlying the amount you recorded, the specific factors that resulted in the partial reversal, and the significant assumptions underlying the amount you reversed. In addition, please also disclose the changes you have made to your claims processing procedures, the expected impact of those changes and the magnitude of your potential obligations under these plans.

Consolidated Financial Statements
Note 1- Significant Accounting Policies, Goodwill and Indefinite-
Lived Intangible Assets

8. In the light of the materiality of goodwill and intangible assets to total assets and equity, we do not that believe that your proposed disclosures in response to prior comment 31 are adequate. We believe that your disclosures under critical accounting policies should not merely reiterate your accounting policies but should address and discuss the material assumptions underlying your estimates and the potential impact of changes in your estimates. Please revise. In addition, please confirm that you will appropriately revise your accounting policies related to goodwill, definite-lived intangible assets and indefinite-lived intangible assets in the notes to your financial statements.

9. We also note in your proposed disclosures that you state you have two reporting units. Please tell us what each reporting unit includes and how it was determined. Refer to paragraph 30 of FAS
142. In addition, please reconcile this proposed disclosure to the disclosure in your response to prior comment 33.

Note 7. Guarantees and Contractual Obligations

10. Please note that you should present a roll-forward of warranty claims for three years in accordance with FIN 45. In addition, based on your proposed disclosures, it is not clear to us if or how you have presented the $15.2M after tax charge you took in 2003 and if or how you plan to present the subsequent partial reversal of this charge. Please clarify or revise.

Note 8. Goodwill and Other Intangible Assets

11. Please ensure that the roll-forward of goodwill you present in future filings is for two years in accordance with SFAS 142.

Note 14- Segment Information

12. As previously requested, please provide us an update of how you have considered each of the aggregation criteria in paragraph 17 of
FAS 131 in determining that it is appropriate to combine your various operating segments into your reporting segments. In addition, please confirm that you will disclose that you aggregate operating segments in future filings.

Form 10-Q for the Three Months Ended July 29, 2005
Item 2. Management`s Discussion and Analysis, page 14

13. Please provide us with the following information regarding the planned closure of your manufacturing facilities:
* The nature of the charge that will be incurred;
* How such charge will be estimated;
* The periods over which the charge will be expensed;
* What actions you have taken to date in both closing the identified facilities and finalizing your plan.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin, Staff
Accountant, at (202) 551-3747 or Anne McConnell, Senior
Accountant,
at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

									Sincerely,


								Assistant Director
								Pamela A. Long

CC:	Martin R. Rosenbaum, Esq.
	(612) 642-8326
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Rolf Engh, General Counsel
The Valspar Corporation
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE